
June 25, 2010

Berry McCarthy
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

> **Re:** **Netflix, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **File No. 000-49802**
> **Filed February 22, 2010**

Dear Mr. McCarthy:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief